FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Nine Months 2007

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2007

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

☒ Operating Revenues increased 13.5% to Ch$ 3,434,815 million, as a consequence of 25.3% higher operating revenues in the generation and transmission business, and 4.4% higher revenues in the distribution business.

☒ Operating margin grew 7.3% reaching Ch$ 1,071,720 million.

☒ EBITDA grew 3.6% reaching Ch$ 1,199,930 million.

☒ Operating Income improved 6.1% totaling Ch$ 876,439 million, explained by 5.6% higher income in generation and transmission and 5.4% higher income in distribution.

☒ Over the last 12 months, Enersis’ Chilean stock price increased 26.7%, reaching Ch$ 180.3 and ADS price improved by 34.4%, achieving US$ 17.7 as of September 30, 2007.

☒ Our market capitalization grew by 93% during the last three years, reaching Ch$ 5,887,005 million, equivalent to more than US$ 11.5 billion.

☒ Energy demand continued growing in the five countries where we operate:

• Chile	5.3%
• Argentina	6.1%
• Brazil	4.5%
• Colombia	4.3%
• Peru	10.5%

☒ In distribution, physical sales increased 6.4%, while our client base grew 4.0% . Additionally, energy losses, on an aggregated basis, averaged 11.3% .

☒ Restrictions of natural gas coming from Argentina hit the San Isidro and Taltal power plants significantly during the third quarter, reaching 87% lack of supply in September 2007. Consequently, these generation companies registered higher consumptions of liquid fuels in lieu of natural gas.

☒ In September 2007, the CNE again adjusted the node price of the SIC 12.6%, reaching US$ 92.18 MWh.

☒ In the revision of October 2007, the CNE delivered the final report on the SIC node price, setting a new monomic price of US$ 104.05 MWh at the Alto Jahuel node, effective since November 2007, representing an increase of 12.9 % in dollar terms compared to the node price adjusted in September 2007.

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PRESS RELEASE Nine Months 2007

☒ On September 28th, 2007, Endesa Chile’s board endorsed the construction of a thermoelectric plant called Quintero, which will start its operations in the year 2009.

☒ On September 1st, 2007, Colombian generation companies Emgesa and Betania celebrated the merger.

☒ In the third quarter 2007, Standard & Poor’s increased the international rating risk classification for Enersis and Endesa Chile to BBB (stable), achieving the Investment Grade by the three international risk agencies.

☒ Local Rating agencies, Feller Rate and Fitch improved the domestic risk rating to AA- (stable), demonstrating strong operating and financial skills.

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PRESS RELEASE Nine Months 2007

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PRESS RELEASE Nine Months 2007

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PRESS RELEASE Nine Months 2007

GENERAL INFORMATION

(Santiago, Chile, October 30, 2007) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for nine months ended September 30, 2007. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between September 30, 2006 and September 30, 2007. 2006 figures have been adjusted by the accounting convention for CPI variation between both periods, equal to 4.7% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of September 30, 2007 for both periods under comparison, equal to US$1 = Ch$511.23 The Chilean peso appreciated by 4.8% against the US$ comparing September 30, 2007 and September 30, 2006.

The consolidation includes the following investment vehicles and companies,
       a) In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco.
       b) Outside Chile: Distrilima (Peru), Endesa Brazil (Brazil) [*], Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most variations, and comments on the main items in the Income and Cash Flow Statements compared to the information as of September 2006.

[*] Consolidated since October 2005 and includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE Nine Months 2007

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE Nine Months 2007 - Market Information

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

Over the last 12 months, the Enersis’ ADS price increased 34.4%, from US$ 13.2 to US$ 17.7, over the 19.0% increase of the Dow Jones Industrial Index. The growth of the ADS price was higher than the Adrian Index performance1, which rose by 32.4% .

The chart below shows the performance of Enersis’ ADS stock at the NYSE (“ENI”) against Dow Jones and the DJ Utilities benchmarks:

Source: Bloomberg

_____________________________
1 ADRIAN Index is a Bolsa Electrónica de Chile’s composite global index for ADS’ listed in the United States Stocks .

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PRESS RELEASE Nine Months 2007 - Market Information

Bolsa de Comercio de Santiago (BCS)

Over the last 12 months, the Enersis’ Chilean stock price increased 26.7%, from Ch$ 142,3 to Ch$ 180.3. This variation is compared with the 42.5% increase of the IPSA Index.

Source: Bloomberg

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PRESS RELEASE Nine Months 2007 - Market Information

Bolsa de Comercio de Madrid (Latibex)

Over the last 12 months, the Enersis’ share price in the Latin American market of the Madrid Stock Exchange (Latibex), increased from € 10.4 to € 12.5, or 20.1% . The chart below presents the performance of XENI stock listing in the Madrid Stock Exchange against Latibex.

Source: Bloomberg

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PRESS RELEASE Nine Months 2007 - Market Information

MARKET PERCEPTION

The research released during the period on Enersis shows the following target prices for the Company’s ADS.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

07-Feb-07	Raymond James	Ricardo Cavanagh	17,5	Buy
02-May-07	Deutsche Bank	Marcus Sequeira	23,0	Buy
02-May-07	Bear Stearns	Rowe Michels	19,0	Peer Perform
12-Sep-07	Santander	Raimundo Valdés	22,0	Buy
01-Oct-07	Penta Inversiones	Jorge Palavecino	22,5	Neutral
11-Oct-07	UBS	Brian Chase	20,2	Neutral 2
12-Oct-07	Banchile (*)	Sergio Zapata	21,5	Buy
23-Oct-07	Merrill Lynch	Frank McGann	22,0	Buy
26-Oct-07	Larrain Vial	Jorge Donoso	24,4	Overweight

ADR average target price (US$)			21,3

(*) The analyst used an exchange rate of Ch$535 forecasted by Banchile for the end of year 2008.

Source: Bloomberg and market researches

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

Enersis Yankee Bonds

Source: Bloomberg

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PRESS RELEASE Nine Months 2007 – Risk Rating

RISK RATING CLASSIFICATION

CORPORATE RISK RATING CLASSIFICATION:

Fitch: BBB / Stable

Rationale (July 5, 2007)
“Fitch has affirmed both the Foreign Currency Issuer Default Rating (FC IDR) and the Local Currency IDR (LC IDR) for Enersis S.A. (Enersis) at 'BBB.' The unsecured debt rating is also 'BBB' and applies to the company's US$600.6 million of Yankee Bonds. The ratings affect approximately US$679 million of debt. All ratings have a Stable Outlook.

The ratings reflect continued growth in electricity demand in all the countries where Enersis has a presence. In general, Enersis operates in countries with a stable regulatory framework, resulting in growing tariffs and electricity prices, and a manageable level of government interference.”

Standard & Poor’s: BBB / Stable

Rationale (July 03, 2007)
“Standard & Poor's Ratings Services raised its ratings on Chile-based electricity provider Enersis S.A. by one notch, to 'BBB' from 'BBB-', and removed them from CreditWatch with positive implications where they were placed on Dec. 15, 2006. The outlook is stable. The upgrade reflects the improvement of the company's financial risk profile mainly due to the very good performance of its Chilean operations, which represent about 50% of its consolidated EBITDA adjusted by ownership, combined with adequate debt service coverage ratios (DSCR) and very good liquidity and financial flexibility.”

Moody’s: Baa3 / Stable

Rationale (December 14, 2006)
“Moody’s upgraded its rating for Enersis and for its 60% owned subsidiary, Endesa Chile, from Ba1 to Baa3, both with Stable Outlook. With this rating action, both companies achieved “investment grade” category. Moody’s upgrade was mainly due to the companies’ higher financial flexibility and liquidity, and based also on the fact that the financial performance has raised markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the countries in which the companies operate; namely, Chile, Colombia, Peru, Brazil and Argentina.

The ratings were placed on Stable Outlook, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in electricity demand and a lower regulatory uncertainty.”

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PRESS RELEASE Nine Months 2007 – Risk Rating

DOMESTIC RISK RATING CLASSIFICATION:

Feller Rate: Bonds: AA- / Positive • Shares: 1st Class Level 1

Rationale (July 6, 2007)
“Feller Rate improved the credit risk classification for the Company’s local bonds and bonds lines to the level “AA-” from “A+”, with stable outlook. These ratings had been under positive outlook since July, 2006. Feller Rate remarked, that it had raised the risk rating category based upon Enersis’ improved financial profile, derived from the better financial situation of the Chilean subsidiary Endesa Chile, as well as to the sustained positive results arising from the distribution business, mainly through the subsidiary Chilectra. At the same time, and due to a healthy financial flexibility, the agency expects that Enersis will continue facing refinancing of its consolidated debt maturity in better terms and conditions, to reduce its total debt.”

Fitch: Bonds: AA- / Stable  Shares: 1st Class Level 1

Rationale (July 20, 2007)
“Fitch Ratings raised its domestic credit rating for Enersis S.A. (“Enersis” or “the Company”) to “AA-“ from “A+”, maintaining a “Stable Outlook.” This change affects the local bonds issuance No.264 (Series B1 and B2). The increase in the rating for Enersis reflects the culmination of a credit improvement plan to reduce debt and extend debt maturities, resulting in a stronger cash flow and greater financial flexibility.”

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PRESS RELEASE Nine Month 2007 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

 Table 2

CONS. INCOME STATEMENT - (million Ch$)	9M 06	9M 07	Var 06-07	Chg %

Revenues from Generation & Transmission	1,263,841	1,583,758	319,917	25.3%
Revenues from Distribution	1,983,221	2,070,271	87,050	4.4%
Revenues from Engineering and Real Estate	36,949	44,134	7,185	19.4%
Revenues from Other Businesses	150,620	144,201	(6,419)	(4.3%)
Consolidation Adjustments	(408,268)	(407,550)	718	0.2%

Operating Revenues	3,026,363	3,434,815	408,452	13.5%

Costs from Generation	(794,920)	(1,091,447)	(296,527)	(37.3%)
Costs from Distribution	(1,458,718)	(1,505,199)	(46,481)	(3.2%)
Costs from Engineering and Real Estate	(28,048)	(33,057)	(5,009)	(17.9%)
Costs from Other Businesses	(127,709)	(117,661)	10,048	7.9%
Consolidation Adjustments	382,264	384,270	2,006	0.5%

Operating Costs	(2,027,132)	(2,363,095)	(335,963)	(16.6%)

Operating Margin	999,231	1,071,720	72,489	7.3%

SG&A from Generation	(35,442)	(34,343)	1,099	3.1%
SG&A from Distribution	(133,571)	(153,076)	(19,505)	(14.6%)
SG&A from Engineering and Real Estate	(2,779)	(3,227)	(448)	(16.1%)
SG&A from Other Businesses	(29,797)	(30,990)	(1,193)	(4.0%)
Consolidation Adjustments	28,158	26,355	(1,803)	(6.4%)

Selling and Administrative Expenses	(173,431)	(195,281)	(21,850)	(12.6%)

Operating Income	825,800	876,439	50,639	6.1%

Interest Income	104,070	82,049	(22,021)	(21.2%)
Interest Expense	(301,022)	(305,883)	(4,861)	(1.6%)
Net Interest (Expense)	(196,951)	(223,834)	(26,883)	(13.7%)
Equity Gains from Related Companies	4,576	2,522	(2,054)	(44.9%)
Equity Losses from Related Companies	(195)	(5,694)	(5,498)	N/A
Net Income from Related Companies	4,381	(3,171)	(7,552)	N/A
Other Non Operating Income	107,338	150,934	43,596	40.6%
Other Non Operating Expenses	(147,613)	(283,033)	(135,420)	(91.7%)
Net other Non Operating Income (Expense)	(40,275)	(132,099)	(91,824)	N/A
Price Level Restatement	393	(11,638)	(12,031)	N/A
Foreign Exchange Effect	6,805	11,263	4,458	65.5%
Net of Monetary Exposure	7,198	(375)	(7,573)	N/A
Positive Goodwill Amortization	(44,080)	(43,910)	170	0.4%

Non Operating Income	(269,727)	(403,389)	(133,662)	(49.6%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	556,073	473,050	(83,023)	(14.9%)

Extraordinary Items	-	-	-	-
Income Tax	(90,943)	(179,054)	(88,111)	(96.9%)
Minority Interest	(215,429)	(178,369)	37,060	17.2%
Negative Goodwill Amortization	5,249	3,389	(1,860)	(35.4%)

NET INCOME	254,950	119,016	(135,934)	(53.3%)

EBITDA	1,158,626	1,199,930	41,304	3.6%

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PRESS RELEASE Nine Month 2007 – Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	9M 06	9M 07	Var 06-07	Chg %

Revenues from Generation & Transmission	2,472,157	3,097,937	625,780	25.3%
Revenues from Distribution	3,879,313	4,049,589	170,276	4.4%
Revenues from Engineering and Real Estate	72,275	86,328	14,053	19.4%
Revenues from Other Businesses	294,623	282,067	(12,556)	(4.3%)
Consolidation Adjustments	(798,600)	(797,194)	1,406	0.2%

Operating Revenues	5,919,768	6,718,727	798,959	13.5%

Costs from Generation	(1,554,916)	(2,134,944)	(580,028)	(37.3%)
Costs from Distribution	(2,853,351)	(2,944,270)	(90,919)	(3.2%)
Costs from Engineering and Real Estate	(54,865)	(64,662)	(9,797)	(17.9%)
Costs from Other Businesses	(249,808)	(230,154)	19,654	7.9%
Consolidation Adjustments	747,733	751,658	3,925	0.5%

Operating Costs	(3,965,205)	(4,622,372)	(657,167)	(16.6%)

Operating Margin	1,954,563	2,096,355	141,792	7.3%

SG&A from Generation	(69,327)	(67,176)	2,151	3.1%
SG&A from Distribution	(261,273)	(299,427)	(38,154)	(14.6%)
SG&A from Engineering and Real Estate	(5,436)	(6,313)	(877)	(16.1%)
SG&A from Other Businesses	(58,286)	(60,619)	(2,333)	(4.0%)
Consolidation Adjustments	55,079	51,552	(3,527)	(6.4%)

Selling and Administrative Expenses	(339,243)	(381,982)	(42,739)	(12.6%)

Operating Income	1,615,320	1,714,373	99,053	6.1%

Interest Income	203,569	160,494	(43,075)	(21.2%)
Interest Expense	(588,819)	(598,327)	(9,508)	(1.6%)
Net Interest (Expense)	(385,250)	(437,833)	(52,583)	(13.7%)
Equity Gains from Related Companies	8,952	4,933	(4,019)	(44.9%)
Equity Losses from Related Companies	(382)	(11,137)	(10,755)	N/A
Net Income from Related Companies	8,570	(6,204)	(14,774)	N/A
Other Non Operating Income	209,961	295,237	85,276	40.6%
Other Non Operating Expenses	(288,740)	(553,631)	(264,891)	(91.7%)
Net other Non Operating Income (Expense)	(78,779)	(258,394)	(179,615)	N/A
Price Level Restatement	769	(22,764)	(23,533)	N/A
Foreign Exchange Effect	13,311	22,031	8,720	65.5%
Net of Monetary Exposure	14,080	(733)	(14,813)	N/A
Positive Goodwill Amortization	(86,223)	(85,891)	332	0.4%

Non Operating Income	(527,603)	(789,055)	(261,452)	(49.6%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	1,087,717	925,317	(162,400)	(14.9%)

Extraordinary Items	-	-	-	-
Income Tax	(177,891)	(350,241)	(172,350)	(96.9%)
Minority Interest	(421,393)	(348,901)	72,492	17.2%
Negative Goodwill Amortization	10,267	6,630	(3,637)	(35.4%)

NET INCOME	498,701	232,805	(265,896)	(53.3%)

EBITDA	2,266,349	2,347,142	80,793	3.6%

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PRESS RELEASE Nine Month 2007 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

Reached Ch$119,016 million a decrease of 53.3% . It is important to highlight that financial statements for nine months of 2006 included the one time recognition of the positive effect of deferred taxes for Ch$ 137,467 million due to Chilectra and Elesur merger of March 2006. If we isolate this effect and compare in homogeneous terms, we would have registered an increase of 1.3% instead, due to a higher operating income by Ch$ 50,639 million compensated by a higher non operating income, which in turn is primarily driven by the effect of losses proceeding from the application of Technical Bulletin N° 64 (“BT 64”), related to foreign subsidiaries for Ch$ 124,416 million (Ch$ 40,123 million net of minority interest).

OPERATING INCOME

Operating income amounted to Ch$ 876,439 million, increasing Ch$ 50,639 million, compared to Ch$ 825,800 million registered as of September 2006, growing 6.1% . If we take into account the effect of 4.8% appreciation of the Chilean peso against the US dollar (from Ch$ 537.03 to Ch$ 511.23 per US$), Operating Income would have risen by 9.6% instead.

Table 4

	9M06				9M07

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	1,042,438	(620,394)	(29,648)	392,396	1,253,200	(844,508)	(28,357)	380,335
Cachoeira (*)	49,899	(24,464)	(1,411)	24,024	62,692	(22,863)	(1,812)	38,017
Fortaleza (**)	84,702	(55,713)	(810)	28,179	76,602	(39,711)	(1,119)	35,772
Cien (**)	107,938	(112,595)	(3,668)	(8,325)	230,001	(219,676)	(3,339)	6,986
Chilectra	518,347	(381,822)	(37,697)	98,828	570,029	(443,840)	(33,852)	92,337
Edesur	192,749	(168,766)	(26,801)	(2,818)	219,431	(173,702)	(30,194)	15,535
Distrilima (Edelnor)	167,116	(122,271)	(15,385)	29,460	161,747	(114,608)	(14,850)	32,289
Ampla	422,777	(328,234)	(13,752)	80,791	401,239	(280,127)	(23,836)	97,276
Investluz (Coelce)	332,683	(229,151)	(28,976)	74,556	326,257	(230,153)	(37,965)	58,139
Codensa	349,552	(228,475)	(10,912)	110,165	391,567	(262,769)	(12,267)	116,531
CAM Ltda.	106,442	(91,534)	(6,420)	8,488	98,815	(83,044)	(7,385)	8,386
Inmobiliaria Manso de Velasco Ltda.	14,919	(8,912)	(1,934)	4,073	21,638	(14,656)	(2,308)	4,674
Synapsis Soluciones y Servicios IT Ltda.	40,479	(34,278)	(7,501)	(1,300)	41,707	(31,362)	(8,741)	1,604
Enersis Holding and other investment vehicles	3,699	(1,896)	(15,920)	(14,117)	3,680	(3,256)	(14,804)	(14,380)
Consolidation Adjustments	(407,377)	381,373	27,404	1,400	(423,790)	401,180	25,548	2,938

Total Consolidation	3,026,363	(2,027,132)	(173,431)	825,800	3,434,815	(2,363,095)	(195,281)	876,439

Table 4.1

	9M06				9M07

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	2,039,078	(1,213,533)	(57,994)	767,551	2,451,342	(1,651,915)	(55,468)	743,959
Cachoeira (*)	97,607	(47,853)	(2,760)	46,993	122,629	(44,721)	(3,544)	74,364
Fortaleza (**)	165,683	(108,977)	(1,585)	55,121	149,839	(77,677)	(2,188)	69,974
Cien (**)	211,134	(220,244)	(7,175)	(16,285)	449,897	(429,702)	(6,531)	13,664
Chilectra	1,013,921	(746,869)	(73,737)	193,315	1,115,015	(868,181)	(66,217)	180,618
Edesur	377,029	(330,117)	(52,424)	(5,512)	429,222	(339,773)	(59,061)	30,389
Distrilima (Edelnor)	326,889	(239,170)	(30,094)	57,625	316,388	(224,182)	(29,048)	63,159
Ampla	826,981	(642,047)	(26,900)	158,033	784,851	(547,947)	(46,625)	190,280
Investluz (Coelce)	650,751	(448,235)	(56,679)	145,837	638,181	(450,195)	(74,263)	113,723
Codensa	683,748	(446,911)	(21,345)	215,491	765,931	(513,993)	(23,996)	227,942
CAM Ltda.	208,208	(179,047)	(12,558)	16,604	193,288	(162,440)	(14,445)	16,403
Inmobiliaria Manso de Velasco Ltda.	29,183	(17,433)	(3,783)	7,967	42,325	(28,669)	(4,515)	9,141
Synapsis Soluciones y Servicios IT Ltda.	79,180	(67,050)	(14,672)	(2,542)	81,581	(61,346)	(17,098)	3,137
Enersis Holding and other investment vehicles	7,235	(3,709)	(31,140)	(27,614)	7,198	(6,369)	(28,957)	(28,127)
Consolidation Adjustments	(796,857)	745,992	53,604	2,739	(828,961)	784,735	49,974	5,748

Total Consolidation	5,919,769	(3,965,203)	(339,243)	1,615,323	6,718,727	(4,622,374)	(381,980)	1,714,373

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

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PRESS RELEASE Nine Month 2007 – Consolidated Income Statement

NON OPERATING INCOME

The company’s non-operating losses increased Ch$ 133,662, from a loss of Ch$ 269,727 million in 2006 to a loss of Ch$ 403,389 million in 2007. This is mainly explained by:

Net Interest Expenses increased by Ch$ 26,883 million or 13.7%, from Ch$196,951 million to a net expense of Ch$ 223,834 million, due to higher average debt of our subsidiaries Codensa, Ampla, and Edelnor, and also to the reduction in interest income. Additionally, our subsidiary Edesur recorded an increase of Ch$ 6,728 million in interests proceeding from fines and penalties.

Income from investments in related companies decreased Ch$ 7,552 million, from a positive result of Ch$ 4,381 million to a loss of Ch$ 3,171 million. This is mainly explained by Ch$ 7,629 million lower profits in Gas Atacama Holding, which is the consequence of continued restrictions of natural gas imports from Argentina.

Amortization on positive goodwill remains with no significant variations, reaching Ch$ 43,910 million.

Net other non-operating expense increased Ch$ 91,824 million from a net loss of Ch$ 40,275 million to a net loss of Ch$ 132,099 this period. The main reasons for this variation were as follows:

  Net losses of Ch$ 124,416 million proceeding from conversion adjustments in accordance with BT 64 for our subsidiaries in Brazil, Colombia and Peru (Ch$ 40,123 million net of minority interest).
  Lower profit in the sale of fixed assets, for Ch$ 18,831 million. In 2006 Ampla Generation’s assets were sold.
  Higher Equity Tax in Colombia of Ch$ 16,714 million.
  Higher fines and penalties for Ch$ 10,792 million. (Brazilian and Argentinean distribution companies).
These items were partially offset by:
  Tariff adjustment from previous periods in Edesur for Ch$ 28,406 million.
  Lower provisions from contingencies and litigations in Brazilian subsidiaries for Ch$ 14,635 million.
  Lower tax expenses in Brazil of Ch$ 12,042 million.
  Lower expenses from energy efficiency programs in Brazilian subsidiaries for Ch$ 10,951 million.
  Profits from new contracts with Cemsa and CIEN for Ch$ 8,380 million.

Price-level restatement shows a negative variation of Ch$ 12,031 million, mainly due to higher inflation of 5.1% in the first nine months 2007, in comparison with 2.5% registered during the first nine months 2006, over monetary and non-monetary assets and liabilities, principally debt denominated in U.F., as well as accounting effects on the income statement.

The Foreign Exchange Effect increased Ch$ 4,458 million, due to the dollar mismatch position as of September 2007.

Pg. 16

PRESS RELEASE Nine Month 2007 – Consolidated Income Statement

Income tax and Deferred tax registered a loss of Ch$ 179,054 million, compared to the loss of Ch$90,943 million in September 2006; a negative variation of Ch$ 88,111 million.

The decrease of Ch$57,420 million in income tax is mainly explained by lower provisions in Emgesa, Endesa, Codensa, Ampla, Enersis, Fortaleza and Coelce of Ch$ 20,178 million, Ch$ 16,545 million, Ch$ 13,345 million, Ch$ 10,382 million, Ch$ 9,968 million, Ch$ 5,458 million and Ch$ 5,156 million respectively. This was partially compensated an increase of Ch$ 9,305 million in Edesur, of Ch$ 7,162 million in Cien and of Ch$ 6,968 million in Pehuenche.

Deferred taxes, which do not constitute cash flow, registered a negative variation of Ch$ 145,531 million, due to the one time effect recognized in this company for Ch$ 137,467 million, as consequence of the merge between Elesur and Chilectra. This merge implied, for Elesur, a reversion adjustment in the provisions on valuations upon accumulated tax losses, as booked in previous exercises. Other important variations occurred in Ampla, for Ch$ 16,992 million, Endesa Fortaleza for Ch$ 8,833 million and Edesur for Ch$ 6,232 million, partially offset by Coelce for Ch$ 9,692 million, Endesa Chile for Ch$ 7,924 million, Chocón for Ch$ 6,316 million and Edegel for Ch$ 6,089 million.

Amortization on negative goodwill decreased Ch$ 1,860 million, reaching an amount of Ch$ 3,389 million, explained by the final amortization related to the purchase of the first stake in Betania, which effect is a lower amortization of Ch$ 1,684 million.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	9M06	9M07	Var 06-07	Chg %

Liquidity	Times	1.14	1.24	0.10	8.8%
Acid ratio test *	Times	1.06	1.14	0.08	7.5%
Working capital	million Ch$	224,815	380,185	155,370	69.1%
Working capital	th. US$	439,753	743,668	303,915	69.1%
Leverage **	Times	0.91	0.99	0.08	8.8%
Short-term debt	%	0.29	0.29	-	0.0%
Long-term debt	%	0.71	0.71	-	0.0%
Interest Coverage***	Times	4.23	4.18	(0.05)	(1.2%)
EBITDA****	th. US$	2,266,349	2,347,142	80,793	3.6%
ROE	%	11.28%	5.60%	(5.68%)	(50.4%)
ROA	%	2.89%	1.41%	(1.48%)	(51.2%)

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Pg. 17

PRESS RELEASE Nine Month 2007 – Consolidated Income Statement

Liquidity ratio increased 8.8% to 1.24 times. The company continues showing strong liquidity, reducing its obligations with banks using cash surplus and structuring an adequate debt maturity calendar.

Leverage reached 0.99 times as of September 2007, slowly higher compared to the same period 2006.

Interest Coverage decreased to 4.18 times. Despite operating results increased in all our subsidiaries throughout Latin America, financial expenses increase offset this positive result.

ROE dropped to 5.6% from 11.28%, both measured in annual terms, mainly explained by the lower result explained by the non-recurrent effect related to the merger between Chilectra and Elesur in March 2006.

ROA decreased from 2.89% as of September 2006, to 1.41% as of September 2007. This negative variation, as in the case of ROE, is mainly related to the one time positive effect from the first quarter of 2006, derived from the merger Elesur and Chilectra.

Pg. 18

PRESS RELEASE Nine Month 2007 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	9M 06	9M 07	Var 06-07	Chg %

CURRENT ASSETS
Cash	55,533	91,059	35,525	64.0%
Time deposits	504,224	292,489	(211,735)	(42.0%)
Marketable securities	8,613	11,752	3,139	36.4%
Accounts receivable, net	840,266	922,039	81,773	9.7%
Notes receivable, net	5,420	11,520	6,100	112.6%
Other accounts receivable, net	107,256	95,716	(11,540)	(10.8%)
Amounts due from related companies	13,038	139,908	126,870	973.1%
Inventories	74,825	105,558	30,733	41.1%
Income taxes recoverable	73,433	144,241	70,808	96.4%
Prepaid expenses	59,545	44,314	(15,231)	(25.6%)
Deferred income taxes	59,657	57,939	(1,718)	(2.9%)
Other current assets	44,200	63,180	18,980	42.9%

Total currrent assets	1,846,009	1,979,715	133,706	7.2%

PROPERTY, PLANT AND EQUIPMENT
Land	141,754	135,099	(6,655)	(4.7%)
Buildings and infraestructure and works in progress	11,454,510	11,035,694	(418,816)	(3.7%)
Machinery and equipment	2,048,893	1,998,098	(50,795)	(2.5%)
Other plant and equipment	627,537	649,925	22,388	3.6%
Technical appraisal	196,379	181,084	(15,295)	(7.8%)
Sub - Total	14,469,073	13,999,900	(469,173)	(3.2%)
Accumulated depreciation	(5,955,575)	(6,001,609)	(46,034)	(0.8%)

Total property, plant and equipment	8,513,498	7,998,292	(515,206)	(6.1%)

OTHER ASSETS
Investments in related companies	110,098	108,073	(2,025)	(1.8%)
Investments in other companies	25,410	23,451	(1,959)	(7.7%)
Positive goodwill, net	703,321	642,919	(60,402)	(8.6%)
Negative goodwill, net	(33,592)	(40,075)	(6,483)	(19.3%)
Long-term receivables	153,475	206,064	52,588	34.3%
Amounts due from related companies	98,550	498	(98,052)	(99.5%)
Intangibles	91,065	92,587	1,522	1.7%
Accumulated amortization	(57,283)	(58,582)	(1,299)	(2.3%)
Others assets	282,297	269,110	(13,187)	(4.7%)

Total other assets	1,373,342	1,244,046	(129,296)	(9.4%)

TOTAL ASSETS	11,732,849	11,222,053	(510,796)	(4.4%)

Pg. 19

PRESS RELEASE Nine Month 2007 – Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	9M 06	9M 07	Var 06-07	Chg %

CURRENT ASSETS
Cash	108,627	178,117	69,490	64.0%
Time deposits	986,295	572,128	(414,167)	(42.0%)
Marketable securities	16,848	22,988	6,140	36.4%
Accounts receivable, net	1,643,617	1,803,570	159,953	9.7%
Notes receivable, net	10,601	22,533	11,932	112.6%
Other accounts receivable, net	209,800	187,227	(22,573)	(10.8%)
Amounts due from related companies	25,503	273,670	248,167	973.1%
Inventories	146,362	206,479	60,117	41.1%
Income taxes recoverable	143,640	282,144	138,504	96.4%
Prepaid expenses	116,474	86,681	(29,793)	(25.6%)
Deferred income taxes	116,693	113,333	(3,360)	(2.9%)
Other current assets	86,458	123,584	37,126	42.9%

Total currrent assets	3,610,917	3,872,454	261,537	7.2%

PROPERTY, PLANT AND EQUIPMENT
Land	277,281	264,262	(13,019)	(4.7%)
Buildings and infraestructure and works in progres	22,405,787	21,586,554	(819,233)	(3.7%)
Machinery and equipment	4,007,772	3,908,413	(99,359)	(2.5%)
Other plant and equipment	1,227,504	1,271,297	43,793	3.6%
Technical appraisal	384,131	354,213	(29,918)	(7.8%)
Sub - Total	28,302,473	27,384,739	(917,734)	(3.2%)
Accumulated depreciation	(11,649,503)	(11,739,547)	(90,044)	(0.8%)

Total property, plant and equipment	16,652,970	15,645,193	(1,007,777)	(6.1%)

OTHER ASSETS
Investments in related companies	215,359	211,397	(3,962)	(1.8%)
Investments in other companies	49,704	45,873	(3,831)	(7.7%)
Positive goodwill, net	1,375,743	1,257,593	(118,150)	(8.6%)
Negative goodwill, net	(65,708)	(78,389)	(12,681)	(19.3%)
Long-term receivables	300,207	403,075	102,868	34.3%
Amounts due from related companies	192,770	974	(191,796)	(99.5%)
Intangibles	178,129	181,107	2,978	1.7%
Accumulated amortization	(112,049)	(114,590)	(2,541)	(2.3%)
Others assets	552,192	526,397	(25,795)	(4.7%)

Total other assets	2,686,347	2,433,437	(252,910)	(9.4%)

TOTAL ASSETS	22,950,234	21,951,084	(999,150)	(4.4%)

Pg. 20

PRESS RELEASE Nine Months 2007 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	9M 06	9M 07	Var 06-07	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	197,418	133,996	(63,421)	(32.1%)
Current portion of long-term debt due to banks and financial institutions	134,729	136,913	2,184	1.6%
Promissory notes	-	-	-	-
Current portion of bonds payable	309,898	349,688	39,790	12.8%
Current portion of long-term notes payable	39,549	29,290	(10,260)	(25.9%)
Dividends payable	85,211	41,698	(43,513)	(51.1%)
Accounts payable	334,034	449,814	115,780	34.7%
Short-term notes payable	18,464	14,126	(4,339)	(23.5%)
Miscellaneous payables	100,765	92,293	(8,472)	(8.4%)
Accounts payable to related companies	44,906	23,912	(20,994)	(46.8%)
Accrued expenses	78,810	80,615	1,805	2.3%
Withholdings	94,929	87,052	(7,877)	(8.3%)
Income taxes payable	73,979	11,540	(62,439)	(84.4%)
Anticipated income	3,326	9,392	6,066	182.4%
Deferred income taxes	-	-	-	-
Reinbursable financial contribution	1,164	1,235	72	6.1%
Other current liabilities	104,012	137,967	33,955	32.6%

Total current liabilities	1,621,194	1,599,530	(21,664)	(1.3%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	794,877	964,715	169,838	21.4%
Bonds payable	2,289,965	2,146,712	(143,254)	(6.3%)
Long -term notes payable	113,129	117,131	4,002	3.5%
Accounts payables	161,181	141,059	(20,122)	(12.5%)
Amounts payable to related companies	13,205	9,600	(3,605)	(27.3%)
Accrued expenses	414,286	360,420	(53,866)	(13.0%)
Deferred income taxes	8,893	6,356	(2,537)	(28.5%)
Reinbursable financial contribution	3,357	3,831	474	14.1%
Other long-term liabilities	169,836	229,446	59,610	35.1%

Total long-term liabilities	3,968,729	3,979,271	10,542	0.3%

Minority interest	3,128,282	2,812,406	(315,876)	(10.1%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,476,790	2,415,284	(61,506)	(2.5%)
Additional paid-in capital	61,920	123,180	61,260	98.9%
Additional paid-in capital (share premium)	180,920	180,903	(18)	(0.0%)
Other reserves	(245,004)	(388,213)	(143,209)	58.5%
Total capital and reserves	2,474,626	2,331,153	(143,473)	(5.8%)
Retained earnings	285,067	380,676	95,609	33.5%
Net income for the period	254,950	119,016	(135,934)	(53.3%)
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	540,018	499,692	(40,325)	(7.5%)

Total shareholder´s equity	3,014,644	2,830,846	(183,798)	(6.1%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,732,849	11,222,053	(510,796)	(4.4%)

Pg. 21

PRESS RELEASE Nine Months 2007 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	9M 06	9M 07	Var 06-07	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	386,162	262,106	(124,056)	(32.1%)
Current portion of long-term debt due to banks and financial in	263,538	267,811	4,273	1.6%
Current portion of bonds payable	606,182	684,013	77,831	12.8%
Current portion of long-term notes payable	77,361	57,292	(20,069)	(25.9%)
Dividends payable	166,678	81,565	(85,113)	(51.1%)
Accounts payable	653,393	879,865	226,472	34.7%
Short-term notes payable	36,118	27,631	(8,487)	(23.5%)
Miscellaneous payables	197,103	180,530	(16,573)	(8.4%)
Accounts payable to related companies	87,839	46,774	(41,065)	(46.8%)
Accrued expenses	154,158	157,689	3,531	2.3%
Withholdings	185,687	170,280	(15,407)	(8.3%)
Income taxes payable	144,709	22,573	(122,136)	(84.4%)
Anticipated income	6,505	18,371	11,866	182.4%
Reinbursable financial contribution	2,276	2,416	140	6.1%
Other current liabilities	203,454	269,872	66,418	32.6%

Total current liabilities	3,171,164	3,128,788	(42,376)	(1.3%)

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,554,833	1,887,048	332,215	21.4%
Bonds payable	4,479,325	4,199,112	(280,213)	(6.3%)
Long -term notes payable	221,288	229,117	7,829	3.5%
Accounts payables	315,280	275,921	(39,359)	(12.5%)
Amounts payable to related companies	25,830	18,779	(7,051)	(27.3%)
Accrued expenses	810,370	705,005	(105,365)	(13.0%)
Deferred income taxes	17,395	12,434	(4,961)	(28.5%)
Reinbursable financial contribution	6,567	7,494	927	14.1%
Other long-term liabilities	332,210	448,811	116,601	35.1%

Total long-term liabilities	7,763,099	7,783,720	20,621	0.3%

Minority interest	6,119,128	5,501,255	(617,873)	(10.1%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	4,844,767	4,724,458	(120,309)	(2.5%)
Additional paid-in capital	121,119	240,947	119,828	98.9%
Additional paid-in capital (share premium)	353,892	353,857	(35)	(0.0%)
Other reserves	(479,244)	(759,371)	(280,127)	58.5%
Total capital and reserves	4,840,534	4,559,891	(280,643)	(5.8%)
Retained earnings	557,610	744,628	187,018	33.5%
Net income for the period	498,700	232,803	(265,897)	(53.3%)
Deficits of subsidaries in development stage	-	-	-	-
Total retained earnings	1,056,310	977,432	(78,878)	(7.5%)

Total shareholder´s equity	5,896,845	5,537,323	(359,522)	(6.1%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	22,950,236	21,951,086	(999,149)	(4.4%)

Pg. 22

PRESS RELEASE Nine Months 2007 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET ANALYSIS

The Company’s Total Assets decreased Ch$ 510,796 million. This was due to:

• A decline of Ch$ 515,206 million, or 6.1% in Fixed Assets is explained by one year fixed asset depreciation by nearly Ch$ 420,000, lower fixed assets of Ch$ 21,261 million, and real exchange rate effect upon subsidiaries located in countries with unstable currencies, pursuant to Technical Bulletin N° 64, by Ch$ 620,000 million. This is partially offset by the addition of fixed assets by nearly Ch$ 548,000 million.

• Other assets decreased of Ch$ 129,296 million, explained mainly as follows:

• Decrease in accounts receivable from related companies for Ch$ 98,052 million, due to the above mentioned trespass at Atacama Finance’s level.
• Decrease of positive goodwill of Ch$60,402 million, basically due to the amortization of the one year effect.
• Increase in other long term assets for Ch$ 13,187, basically explained by the decrease resulting from the sale of a 3.81% stake in Empresa Eléctrica de Bogotá for Ch$ 42,550 million and the amortization in deferred expenses by Ch$ 20,279 million, partially compensated by the higher fair value in derivatives instruments by Ch$ 50,642 million and warrant deposits by Ch$ 3,265 million.
• Increase in negative goodwill of Ch$ 6,483 million, due to the purchase of incremental equity stakes in Chocón, Costanera and Betania.
• A rise in long term receivables of Ch$ 52,589 million. Codensa for Ch$ 58,484 million (for the program “Codensa Hogar”), Chocón and Endesa Costanera for Ch$ 20,605 million due to wholesale electric investment market fund in Argentina (FONINVEMEM) and Edesur for Ch$ 18,869 million regarding the tariff adjustment. The above mentioned was partially compensated by reduction in Cien of Ch$ 24,982 million, Copel and in Ampla of Ch$ 11,207 million of regulatory assets.

• Current Assets increased by Ch$ 133,706 million, a 7.2% mainly due to:

• An increase of Ch$126,870 million in amounts due to related companies, mainly due to the trespass into short term of the account collectable from Atacama Finance Co by Ch$ 90,222 million, and also due to the increase in accounts receivable from GNL Quintero by Ch$ 23,649 million, SEC System by Ch$ 6,732 million and GNL Chile by Ch$ 4,950 million.
• An increase in accounts receivable of Ch$ 81,773 million, principally due to a rise in billing from subsidiaries Ampla of Ch$ 28,873 million, Codensa of Ch$ 19,426 million, Endesa Chile of Ch$ 15,914 million, Endesa Costanera of Ch$ 14,174 million, Emgesa of Ch$ 10,265 million Cachoeira Dourada of Ch$ 8,161 million and Edesur of Ch$ 7,936 million, partially offset by decreases in Chilectra of Ch$ 11,911 million and Coelce of Ch$ 6,407 million.
• An increase in tax receivable of Ch$ 70,808 million due to increases in Endesa Chile of Ch$ 29,097 million, Emgesa of Ch$ 13,553 million, Ampla of Ch$ 13,034 million, Enersis of Ch$ 9,116 million and Cien of Ch$ 7,876 million.
• An increase in inventories by Ch$ 30,733 million, mainly at Endesa Chile by Ch$ 24,151 due to an increase in coal and fuel oil, and at CAM by Ch$ 4,571 million.
• Increase in cash and cash equivalent by Ch$ 35,525 million, mainly in Emgesa by Ch$ 31,677 million and Codensa by Ch$ 2,726 million.
• Decrease in time deposits from Ch$ 211,735 million, due to redemptions in Ampla Energía for Ch$ 102,770 million, Codensa for Ch$ 84,942 million in order to pay capital reductions, Coelce for Ch$ 20,006 million, Endesa Brasil for Ch$ 16,228 million in order to pay dividends, Edelnor for Ch$ 12,343 million, Endesa Costanera for Ch$ 7,888 million and Cono Sur for Ch$ 5,457 million for dividend payments. This is compensated by an increase in Emgesa for Ch$ 45,859 million, Ampla for Ch$ 11,466 million and Cachoeira Dourada for Ch$ 8,189 million.

Pg. 23

PRESS RELEASE Nine Months 2007 – Consolidated Balance Sheet

Total Liabilities decreased Ch$510,796 million, due to:

• Short-term liabilities decreased Ch$21,664 million or 1.3% as a result of:

• Decrease of Ch$63,421 million in bank liabilities corresponding to reductions in Emgesa Ch$59,951 million, Ampla Ch$ 52,358 million, Edegel Ch$ 22,589, partially offset by increases in Codensa Ch$34,928 million and Coelce by Ch$ 27,109 million.
• Decrease in income taxes of Ch$ 62,439 million, primarily associated with Endesa Chile Ch$ 21,742 million, Codensa Ch$ 18,490 million, Emgesa Ch$ 15,394 million, CGTF for Ch$ 9,066 million and Cien Ch$ 4,500 million.
• Decrease in payable dividend in Ch$43.512 million, of which Ch$ 26,171 million corresponds to third parties and Ch$17.342 million Endesa Internacional.
• Decrease in accounts payable to related companies of Ch$ 20,994 million, due to repayments of debt from Enersis to Endesa Internacional Ch$ 15,149 million, and also due to lower debt of Ch$ 4,249 million with Cemsa.
• Increase in accounts payable Ch$ 115,780 million, due to higher debt with suppliers in San Isidro by Ch$ 27,408 million, Endesa Chile Ch$ 21,416 million, Codensa Ch$ 15,259 million, Edegel Ch$ 14,655 million, Costanera Ch$ 9,190 million and Chilectra Ch$ 7,823 million.
• Increase in miscellaneous payable accounts of Ch$34,026 million as result of rise in Edesur Ch$26,513 million, electric emergency provisions Ch$16,388 million in Argentina and Brazil and energetic efficient program in our Brazilian subsidiaries Ch$ 4,045 million. This is partially compensated by reductions in derivative contracts Ch$ 7,051 million and in liabilities received Ch$ 8,392 million.

• Long term liabilities increased by Ch$10.452 million or 0.3% due to:

• Increase of Ch$169.838 million in bank obligations corresponding to the increase at Enersis by Ch$162.062 million, Cien Ch$57.157 million and Ampla Ch$33.833 million. The above mentioned effect is partially compensated with decreases in Edesur Ch$53.130 million and Endesa Fortaleza by Ch$10.494 million.
• Increase in miscellaneous payable accounts Ch$60.083 million, due to a rise in Enersis of Ch$79.277 million for the fair market value of derivatives and a decrease at Edesur of Ch$13.615 million.
• Decrease in other long term obligations Ch$ 143,253 million, mainly due to the transfer to short term liabilities Endesa Chile Ch$ 224,908 million, Ampla Ch$ 74,997 million, Coelce Ch$ 14,309 million and Edelnor Ch$ 5,190 million. This was partially offset by new bond issuances in Codensa Ch$ 134,252 million, Emgesa Ch$60.537 million, Edegel Ch$ 41,351 million, Edesur Ch$ 26,757 million and Edelnor Ch$ 27,334 million.
• Decrease in provisions of Ch$ 53,866 million, due to lower provisions for labor and third-party contingencies in CGTF, Ampla, Coelce and Cien for Ch$ 47,344 million.
• Decrease in creditors by Ch$ 20,121 million, due to lower leasing obligations in Edegel Ch$ 24,668 million.

Pg. 24

PRESS RELEASE Nine Months 2007 – Consolidated Balance Sheet

Minority interest reached Ch$ 2,812,406 million, showing a decrease of Ch$ 315,876 million, or 10.1%, which is mainly produced by two effects: purchases made to minority stake holders in Betania, Endesa Costanera and Chocón, and reductions in equity due to dividends paid and capital reductions, as in the case of Codensa and the exchange rate effect (for further details, please see note N°21a of FECU).

Shareholders’ Equity decreased Ch$ 183,798 million compared with September 30, 2006. This variation was mainly explained by the decrease of Ch$ 135,934 million in earnings, and reserves Ch$ 143,209 million originated in over foreign investments coverage, partially offset by the increase in accumulated earnings of Ch$ 95,609 million.

Pg. 25

PRESS RELEASE Nine Months 2007 – Debt Maturity

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$
Table 8

							TOTAL

Million Ch$	2007	2008	2009	2010	2011	Balance

Chile	4,514	222,052	503,570	52,847	75,965	1,083,856	1,942,804

Enersis	859	1,792	180,725	1,794	1,898	454,208	641,276
Chilectra	-	-	-	-	-	-	-
Other (*)	447	5,080	325	190	-	-	6,042
Endesa Chile (**)	3,208	215,180	322,520	50,863	74,067	629,648	1,295,486

Argentina	16,560	33,713	48,982	44,423	46,966	19,165	209,811

Edesur	3,243	2,764	10,880	13,770	8,419	10,703	49,780
Costanera	13,317	24,985	26,173	18,724	17,246	8,462	108,908
Chocon	-	5,964	11,929	11,929	21,301	-	51,123
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Perú	23,768	103,026	52,005	25,718	30,380	124,176	359,074

Edelnor	10,764	27,205	12,296	4,968	7,434	59,507	122,176
Edegel	13,004	75,820	39,709	20,750	22,946	64,670	236,898

Brazil	14,860	164,776	103,594	188,930	145,290	193,360	810,810

Endesa Brasil	-	-	-	-	-	-	-
Coelce	5,100	57,908	21,553	22,927	22,927	42,584	173,000
Ampla	5,455	99,212	74,665	102,666	58,639	56,457	397,095
Cachoeira	904	618	-	-	-	-	1,522
Cien	1,203	2,406	2,406	58,008	58,008	56,853	178,882
Fortaleza	2,198	4,633	4,969	5,329	5,716	37,466	60,311

Colombia	47,791	5,256	92,766	35,325	151,611	345,296	678,046

Codensa	38,294	5,256	12,634	35,325	50,537	162,098	304,144
Emgesa	9,497	-	80,132	-	101,074	183,199	373,902
Betania	-	-	-	-	-	-	-

TOTAL	107,493	528,823	800,918	347,245	450,212	1,765,854	4,000,545

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$
Table 8.1

							TOTAL

Thousand US$	2007	2008	2009	2010	2011	Balance

Chile	8,830	434,348	985,017	103,372	148,592	2,120,095	3,800,255

Enersis	1,681	3,505	353,510	3,510	3,712	888,461	1,254,378
Chilectra	-	-	-	-	-	-	-
Other (*)	874	9,938	636	371	-	-	11,818
Endesa Chile (**)	6,275	420,905	630,872	99,491	144,880	1,231,634	2,534,058

Argentina	32,393	65,946	95,813	86,895	91,869	37,488	410,404

Edesur	6,344	5,407	21,282	26,936	16,468	20,936	97,373
Costanera	26,049	48,872	51,197	36,626	33,735	16,552	213,031
Chocon	-	11,667	23,333	23,333	41,667	-	100,000
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Peru	46,492	201,525	101,726	50,307	59,425	242,897	702,373

Edelnor	21,056	53,216	24,052	9,718	14,542	116,399	238,984
Edegel	25,436	148,310	77,674	40,589	44,883	126,498	463,389

Brazil	29,066	322,313	202,636	369,560	284,197	378,225	1,585,998

Endesa Brasil	-	-	-	-	-	-	-
Coelce	9,977	113,272	42,160	44,847	44,847	83,297	338,400
Ampla	10,671	194,065	146,051	200,822	114,703	110,433	776,744
Cachoeira	1,768	1,209	-	-	-	-	2,976
Cien	2,353	4,706	4,706	113,467	113,467	111,207	349,906
Fortaleza	4,298	9,062	9,719	10,424	11,181	73,287	117,972

Colombia	93,482	10,281	181,457	69,099	296,561	675,423	1,326,303

Codensa	74,906	10,281	24,713	69,099	98,854	317,074	594,926
Emgesa	18,576	-	156,744	-	197,708	358,349	731,376
Betania	-	-	-	-	-	-	-

TOTAL	210,264	1,034,413	1,566,649	679,234	880,645	3,454,128	7,825,332

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 26

PRESS RELEASE Nine Months 2007 – Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	9M 06	9M 07	Var 06-07	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	254,950	119,016	(135,934)	(53.3%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(17,559)	(631)	16,928	96.4%
Charges (credits) to income which do not represent cash flows:
Depreciation	326,500	315,939	(10,561)	(3.2%)
Amortization of intangibles	6,326	7,552	1,226	19.4%
Write-offs and accrued expenses	17,919	39,592	21,673	120.9%
Equity in income of related companies	(4,576)	(2,522)	2,054	44.9%
Equity in losses of related companies	195	5,694	5,499	-
Amortization of positive goodwill	44,080	43,910	(170)	(0.4%)
Amortization of negative goodwill	(5,249)	(3,389)	1,860	35.4%
Price-level restatement, net	(393)	11,638	12,031	N/A
Exchange difference, net	(6,805)	(11,263)	(4,458)	(65.5%)
Other credits to income which do not represent cash flows	(28,564)	(45,975)	(17,411)	(61.0%)
Other charges to income which do not represent cash flows	46,708	169,384	122,676	-
Changes in assets which affect cash flows:	-			0.0%
Decrease (increase) in trade receivables	(163,823)	(162,870)	953	0.6%
Decrease (increase) in inventory	3,803	(37,420)	(41,223)	N/A
Decrease (increase) in other assets	(78,661)	(40,907)	37,754	48.0%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	106,529	131,189	24,660	23.1%
Decreased (increase) of payable interest	24,827	196	(24,631)	(99.2%)
Decreased (increase) in income tax payable	(92,651)	(108,584)	(15,933)	(17.2%)
Decreased (increase) in other accounts payable associated with non-operating results	98,206	11,138	(87,068)	(88.7%)
Decreased (increase) in value added tax and other similar taxes payable, net	(95,421)	(57,802)	37,619	39.4%
Income (loss) attributable to minority interest	215,429	178,370	(37,059)	(17.2%)

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	651,769	562,252	(89,517)	(13.7%)

Pg. 27

PRESS RELEASE Nine Months 2007 –Consolidated Cash Flow Analysis

Cont. Table 9

Million Ch$	9M 06	9M 07	Var 06-07	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	828,334	615,791	(212,543)	(25.7%)
Proceeds from bond issuance	155,815	330,440	174,625	112.1%
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	28,229	-	(28,229)	(100.0%)
Capital paid	(12,454)	-	12,454	100.0%
Dividends paid	(111,824)	(411,434)	(299,610)	-
Payment of debt	(647,505)	(576,948)	70,557	10.9%
Payment of bonds	(278,291)	(124,402)	153,889	55.3%
Payments of loans obtained from related companies	(7,851)	(1,757)	6,094	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(528)	-	528	100.0%
Other disbursements for financing	(2,430)	(1,385)	1,045	43.0%

NET CASH FLOW FROM FINANCING ACTIVITIES	(48,505)	(169,696)	(121,191)	(249.9%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	28,676	3,114	(25,562)	(89.1%)
Sale of investment	36	-	(36)	-
Other loans received from related companies	-	-	-	-
Other receipts from investments	4,580	42,830	38,250	-
Additions to property, plant and equipment	(390,075)	(402,123)	(12,048)	(3.1%)
Long-term investments	(13,025)	(33,597)	(20,572)	(157.9%)
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	(27,754)	(27,754)	-
Other investment disbursements	(16,726)	(54,458)	(37,732)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(386,535)	(471,988)	(85,453)	(22.1%)

NET CASH FLOW FOR THE PERIOD	216,729	(79,432)	(296,161)	136.7%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(15,807)	18,299	34,106	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	200,922	(61,133)	(262,055)	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	386,673	462,535	75,862	19.6%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	587,595	401,402	(186,193)	(31.7%)

Pg. 28

PRESS RELEASE Nine Months 2007 –Consolidated Cash Flow Analysis

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	9M 06	9M 07	Var 06-07	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	498,699	232,803	(265,896)	(53.3%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	(34,346)	(1,234)	33,112	96.4%
Charges (credits) to income which do not represent cash flows:
Depreciation	638,656	617,997	(20,659)	(3.2%)
Amortization of intangibles	12,374	14,772	2,398	19.4%
Write-offs and accrued expenses	35,051	77,444	42,393	120.9%
Equity in income of related companies	(8,951)	(4,933)	4,018	44.9%
Equity in losses of related companies	381	11,137	10,756	-
Amortization of positive goodwill	86,223	85,891	(332)	(0.4%)
Amortization of negative goodwill	(10,267)	(6,630)	3,637	35.4%
Price-level restatement, net	(769)	22,764	23,533	N/A
Exchange difference, net	(13,311)	(22,031)	(8,720)	(65.5%)
Other credits to income which do not represent cash flows	(55,873)	(89,931)	(34,058)	(61.0%)
Other charges to income which do not represent cash flows	91,364	331,327	239,963	-
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(320,449)	(318,585)	1,864	0.6%
Decrease (increase) in inventory	7,439	(73,197)	(80,636)	N/A
Decrease (increase) in other assets	(153,866)	(80,018)	73,848	48.0%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	208,378	256,615	48,237	23.1%
Decreased (increase) of payable interest	48,563	384	(48,179)	(99.2%)
Decreased (increase) in income tax payable	(181,232)	(212,397)	(31,165)	(17.2%)
Decreased (increase) in other accounts payable associated with non-operating results	192,097	21,786	(170,311)	(88.7%)
Decreased (increase) in value added tax and other similar taxes payable, net	(186,650)	(113,065)	73,585	39.4%
Income (loss) attributable to minority interest	421,394	348,903	(72,491)	(17.2%)

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	1,274,905	1,099,803	(175,102)	(13.7%)

Pg. 29

PRESS RELEASE Nine Months 2007 – Consolidated Cash Flow Analysis

Cont. Table 9.1

Thousand US$	9M 06	9M 07	Var 06-07	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	1,620,277	1,204,529	(415,748)	(25.7%)
Proceeds from bond issuance	304,785	646,362	341,577	112.1%
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	55,218	-	(55,218)	(100.0%)
Capital paid	(24,361)	-	24,361	100.0%
Dividends paid	(218,735)	(804,792)	(586,057)	-
Payment of debt	(1,266,563)	(1,128,550)	138,013	10.9%
Payment of bonds	(544,356)	(243,340)	301,016	55.3%
Payments of loans obtained from related companies	(15,357)	(3,437)	11,920	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(1,033)	-	1,033	100.0%
Other disbursements for financing	(4,753)	(2,710)	2,043	43.0%

NET CASH FLOW FROM FINANCING ACTIVITIES	(94,879)	(331,937)	(237,058)	(249.9%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	56,092	6,092	(50,000)	(89.1%)
Sale of investment	70	-	(70)	-
Other loans received from related companies	-	-	-	-
Other receipts from investments	8,959	83,779	74,820	-
Additions to property, plant and equipment	(763,013)	(786,580)	(23,567)	(3.1%)
Long-term investments	(25,478)	(65,718)	(40,240)	(157.9%)
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	(54,288)	(54,288)	-
Other investment disbursements	(32,717)	(106,524)	(73,807)	-

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(756,086)	(923,239)	(167,153)	(22.1%)

NET CASH FLOW FOR THE PERIOD	423,936	(155,373)	(579,309)	136.7%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	(30,920)	35,793	66,713	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	393,017	(119,580)	(512,597)	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	756,358	904,749	148,391	19.6%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	1,149,375	785,169	(364,206)	(31.7%)

Pg. 30

PRESS RELEASE Nine Months 2007 – Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the Company generated a net cash outflow of Ch$ 79,432 million, comprised by the following activities:

Table 10

Effective Cash Flow (million Ch$)	9M06	9M07	Var 06-07	Chg %

Operating	651,769	562,252	(89,517)	(13.7%)
Financing	(48,505)	(169,696)	(121,191)	(249.9%)
Investment	(386,535)	(471,988)	(85,453)	(22.1%)

Net cash flow of the period	216,729	(79,432)	(296,161)	136.7%

Table 10.1

Effective Cash Flow (thousand US$)	9M06	9M07	Var 06-07	Chg %

Operating	1,274,903	1,099,803	(175,100)	(13.7%)
Financing	(94,879)	(331,937)	(237,058)	(249.9%)
Investment	(756,088)	(923,239)	(167,151)	(22.1%)

Net cash flow of the period	423,936	(155,373)	(579,309)	136.7%

Operating activities generated a net positive cash flow of Ch$ 562,252 million, which represent a decrease of 13.7% . The operating cash flow is broken as follows:

• Net income for the period amounting to Ch$ 119,017 million, plus:

• Charges of Ch$ 593,708 million to the income statement that do not represent cash flow and correspond mainly to the depreciation of the period for Ch$ 315,939 million, write-offs and provisions for Ch$ 39,592 million, amortizations of positive goodwill Ch$ 43,910 million, amortization of intangibles Ch$ 7,552 million, losses in long term investments of Ch$ 5,694 million, and other charges that do not represent cash flow Ch$ 169,384 million, which includes the Ch$ 156,381 million negative conversion effect of the applying BT 64 for foreign subsidiaries.

• The above was partially compensated by:

• Non-cash credits for Ch$ 63,150 million that do not represent cash flows, which includes Ch$ 32,475 million related to the positive effect on the BT 64 conversion accountings from foreign subsidiaries.

• Profit on investment in related companies Ch$ 2,522 million.

• Negative goodwill amortization Ch$ 3,389 million.

• Variation in net assets that affect operating cash flow Ch$ 241,196 million.

• Variation in net liabilities that affect operating cash flow Ch$23,863 million.

Pg. 31

PRESS RELEASE Nine Months 2007 – Consolidated Cash Flow Analysis

Financing activities resulted in a negative cash flow of Ch$ 169,696 million mainly due to loans repayment of Ch$ 576,948 million, dividend payments Ch$ 411,434 million, bonds payments Ch$ 124,402 million, repayments of debts with related companies Ch$ 1,757 million, and other outflows Ch$ 1,385 million. The outflows above are partly offset by new financings, mainly through loans for a value of Ch$ 615,791 million, and bond issuances Ch$ 330,440 million

Investment activities showed a net negative cash flow of Ch$ 471,988 million, which compared to the same period 2006, represents an increase by 22.1%. These disbursements correspond to the addition of fixed assets for Ch$402,123 million, other long term investments Ch$ 33,597 million, loans to related companies Ch$27,754 million and other disbursements Ch$ 54,458 million , partially compensated by sale of fixed assets Ch$3,114 million and other investment revenues Ch$42,830 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	9M06	9M07	9M06	9M07	9M06	9M07	9M06	9M07	9M06	9M07

Argentina	5,016	1,515	-	5,820	230	80	61,348	-	-	-
Peru	-	-	9,725	9,863	-	-	-	-	-	-
Brazil	1,572	-	-	56,861	-	-	31,813	-	-	-
Colombia	18,514	-	-	28,163	-	-	88,695	-	-	-

Total	25,101	1,515	9,725	100,707	230	80	181,856	-	-	-

Millions Ch$	Total Cash Received
	9M06	9M07

Argentina	66,593	7,414
Peru	9,725	9,863
Brazil	33,385	56,861
Colombia	107,208	28,163

Total	216,912	102,301

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	9M06	9M07	9M06	9M07	9M06	9M07	9M06	9M07	9M06	9M07

Argentina	9,811	2,963	-	11,384	450	156	120,000	-	-	-
Peru	-	-	19,023	19,294	-	-	-	-	-	-
Brazil	3,074	-	-	111,224	-	-	62,229	-	-	-
Colombia	36,214	-	-	55,088	-	-	173,493	-	-	-

Total	49,099	2,963	19,023	196,989	450	156	355,722	-	-	-

Thousand US$	Total Cash Received
	9M06	9M07

Argentina	130,261	14,502
Peru	19,023	19,294
Brazil	65,303	111,224
Colombia	209,707	55,088

Total	424,294	200,108

Source: Internal Financial Report

Pg. 32

PRESS RELEASE Nine Months 2007 – Capex and Depreciation

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of		Depreciation
	Fixed assets

Million Ch$	9M06	9M07	9M06	9M07

Endesa	138,892	143,897	137,545	143,886
Cachoeira (*)	915	1,345	12,045	9,718
Fortaleza (**)	958	1,231	3,946	2,649
Cien (**)	1,065	167	10,626	9,486
Chilectra S.A.	45,966	46,651	14,041	15,288
Edesur S.A.	28,417	25,234	34,423	29,239
Edelnor S.A.	15,028	16,289	13,531	12,611
Ampla	81,786	66,116	33,707	26,668
Coelce	52,637	71,998	29,028	30,455
Codensa S.A.	20,383	25,651	32,835	31,438
Cam Ltda.	683	1,110	1,862	1,228
Inmobiliaria Manso de Velasco Ltda.	976	830	273	238
Synapsis Soluciones y Servicios Ltda.	2,293	1,346	1,636	1,953
Holding Enersis	76	258	1,000	1,082

Total	390,075	402,123	326,500	315,939

Table 12.1

	Payments for Additions of		Depreciation
	Fixed assets

Thousand US$	9M06	9M07	9M06	9M07

Endesa	271,682	281,471	269,047	281,450
Cahoeira (*)	1,790	2,632	23,562	19,010
Fortaleza (**)	1,874	2,408	7,719	5,182
Cien (**)	2,082	327	20,785	18,555
Chilectra S.A.	89,912	91,253	27,466	29,905
Edesur S.A.	55,586	49,359	67,333	57,193
Edelnor S.A.	29,396	31,862	26,468	24,668
Ampla	159,979	129,328	65,933	52,165
Coelce	102,962	140,833	56,780	59,572
Codensa S.A.	39,871	50,176	64,228	61,494
Cam Ltda.	1,336	2,171	3,642	2,403
Inmobiliaria Manso de Velasco Ltda.	1,910	1,624	534	466
Synapsis Soluciones y Servicios Ltda.	4,485	2,632	3,200	3,821
Holding Enersis	149	505	1,957	2,116

Total	763,016	786,581	638,653	618,001

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1th, 2005 is consolidated by Enersis through Endesa Brasil.

Pg. 33

PRESS RELEASE Nine Months 2007 – Risks Hedging

ANALYSIS OF EXCHANGE RISK AND INTEREST RATE

The Company has a percentage of its loans in dollars, as part of its sales in the different markets where it operates, are partly indexed to that currency. However, the Brazilian, Colombian and Argentine markets are indexed to the dollars to a lower extent and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace dollar-denominated debt with local currency debt, when market financial conditions allow it.

In a scenario of a high exchange rate risk, the company has continued with its policy of partly covering its liabilities in dollars in order to mitigate the effects of the fluctuations in the exchange rate upon results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on dollar-peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of September 30, 2007, the company had hedged in Chile, by means of US$/UF swap operations, an amount of US$ 600 million on a consolidated basis and held US$ 125 million in forward contracts, allowing for an adequate management of the hedging policy. At the same date last year, the Company had already contracted US$ 700 million of the total US$/UF swap as part of the establishment of the new hedging policy whereby US$ 100 million expired during 2006.

In terms of interest rate risk, the Company had, on a consolidated basis, a proportion of its indebtedness at a fixed / variable ratio of approximately 70.8% fixed / 29.2% variable as of September 30, 2007. The percentage of its indebtedness at a fixed rate has decreased compared with the 71.7% / 28.4% ratio as of the same date in 2006.

Pg. 34

PRESS RELEASE Nine Months 2007 – Breakdown by country

ARGENTINA

GENERATION

In order to contribute to the stabilization of Argentina’s electricity market, Endesa Chile accepted to participate in the Regulator’s fund FONINVEMEM created to increase the safety margins in the system through the construction of two 800 megawatt combined cycle plants, which are expected to begin operations early 2009.

COSTANERA

In the generation business, our subsidiary Costanera recorded a negative Operating Income of Ch$ 1,142 million, due to a 26.2% increase in Operating Costs as a result of higher production with liquid fuels, which led to a 30.7% of higher fuel purchases. This was partially offset by higher average sale prices. Physical sales declined by 4.8% .

Operating Income

Table 13

	Million US$		Million Ch$

	9M06	9M07	9M06	9M07	Chg %

Operating Revenues	278	343	141,872	175,491	23.7%
Operating Costs	(270)	(341)	(138,198)	(174,577)	(26.2%)
Operating Margin	7	2	3,674	914	(75.1%)
Selling and Administrative Expenses	(3)	(4)	(1,559)	(2,056)	(31.9%)

Operating Income	4	(2)	2,115	(1,142)	(154.0%)

* Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 14

Costanera	9M06	9M07	Var 06-07	Chg %

GWh Produced	6.312	6.013	(299)	(4,7%)
GWh Sold	6.336	6.034	(302)	(4,8%)
Market Share	8,7%	7,8%	-	(10,2%)

Costanera Financial Debt Maturity (with third party)
US$ 213 million

Pg. 35

PRESS RELEASE Nine Months 2007 – Breakdown by country

CHOCÓN

At our subsidiary Chocón, Operating Income was Ch$ 22,371 million, decreasing 11.4%, due to lower operating revenues and less physical sales of 22.4%, derived from a lower hydrology in Comahue Region, which was partially compensated by higher average sale prices in the period.

Operating Income

Table 15

	Million US$		Million Ch$

	9M06	9M07	9M06	9M07	Chg %

Operating Revenues	97	89	49,703	45,736	(8.0%)
Operating Costs	(46)	(44)	(23,768)	(22,454)	5.5%
Operating Margin	51	46	25,935	23,282	(10.2%)
Selling and Administrative Expenses	(1)	(2)	(682)	(911)	(33.5%)

Operating Income	49	44	25,253	22,371	(11.4%)

* Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Chocón	9M06	9M07	Var 06-07	Chg %

GWh Produced	4.087	3.068	(1.020)	(24,9%)
GWh Sold	4.161	3.230	(931)	(22,4%)
Market Share	5,7%	4,2%	-	(26,8%)

Chocon Financial Debt Maturity (with third party)
US$ 100 million

Pg. 36

PRESS RELEASE Nine Months 2007 – Breakdown by country

DISTRIBUTION

It is important to remember that on February 5, 2007, the National Electricity Regulatory Entity (ENRE) published in the Official Bulletin its Resolution ENRE No.50/2007 approving the values of Edesur’s tariffs effective as of February 1, 2007, which corresponds to consumption accrued during the period between November 1st, 2005 and January 31st, 2007. The ENRE established that the total amount will be charged in 55 monthly payments and consecutive monthly installments.

EDESUR

Operating Income reached Ch$ 15,535 million compared to the negative results of September 2006. This was explained by 8.6% of better physical sales, reaching 11,973 GWh as a consequence of the higher demand in the country plus the addition of 28,000 more clients.

Operating Income

Table 17

	Million US$		Million Ch$

	9M 06	9M 07	9M 06	9M 07	Chg %

Revenues from Sales	350	398	178,793	203,670	13.9%
Other Operating Revenues	27	31	13,956	15,761	12.9%
Operating Revenues	377	429	192,749	219,431	13.8%
Energy Purchases	(217)	(223)	(110,828)	(113,889)	(2.8%)
Other Operating Cost	(113)	(117)	(57,937)	(59,813)	(3.2%)
Operating Costs	(330)	(340)	(168,766)	(173,702)	(2.9%)
Selling and Administrative Expenses	(52)	(59)	(26,801)	(30,194)	(12.7%)

Operating Income	(6)	30	(2,818)	15,535	-

* Please take note that these figures could differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	9M06	9M07	Var 06-07	Chg %

Customers (Th)	2,189	2,217	28	1.3%
GWh Sold	11,022	11,973	951	8.6%
Clients/Employee	916	880	(35)	(3.8%)
Energy Losses % (9M)	11.0%	11.0%	-	0.6%

Edesur Financial Debt Maturity (with third party)
US$ 97 million

Pg. 37

PRESS RELEASE Nine Months 2007 – Breakdown by country

BRAZIL

ENDESA BRASIL

Table 19

	Million US$		Million Ch$		Chg %

	9M06	9M07	9M06	9M07

Revenues from Sales	1,663	1,804	850,013	922,355	8.5%
Other Operating Revenues	40	83	20,218	42,326	109.4%
Operating Revenues	1,702	1,887	870,230	964,680	10.9%
Energy Purchases	(811)	(994)	(414,560)	(507,925)	(22.5%)
Other Operating Cost	(408)	(303)	(208,691)	(154,657)	25.9%
Operating Costs	(1,219)	(1,296)	(623,251)	(662,582)	(6.3%)
Selling and Administrative Expenses	(100)	(136)	(51,253)	(69,285)	(35.2%)

Operating Income	383	455	195,726	232,813	18.9%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

GENERATION

CACHOEIRA

In the generation business, Operating Income rose by 58.2%, improving from Ch$ 24,024 million up to Ch$ 38,017 million, mainly due to better average purchases and sales margins and higher physical sales, reaching 3,230 GWh.

Operating Income

Table 20

	Million US$		Million Ch$

	9M06	9M07	9M06	9M07	Chg %

Operating Revenues	98	123	49,899	62,692	25.6%
Operating Costs	(48)	(45)	(24,464)	(22,863)	6.5%
Operating Margin	50	78	25,435	39,829	56.6%
Selling and Administrative Expenses	(3)	(4)	(1,411)	(1,812)	(28.4%)

Operating Income	47	74	24,024	38,017	58.2%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 21

Cachoeira	9M06	9M07	Var 06-07	Chg %

GWh Produced	3.159	2.856	(303)	(9,6%)
GWh Sold	3.186	3.230	44	1,4%
Market Share	1,2%	1,2%	-	0,0%

Pg. 38

PRESS RELEASE Nine Months 2007 – Breakdown by country

Cachoeira Financial Debt Maturity (with third party)
US$ 3 million

FORTALEZA

The company improved its Operating Income by 26.9% reaching Ch$ 35,772, mainly due to better average purchase and sales margins, while physical sales remained almost unchanged.

Operating Income

Table 22

	Million US$		Million Ch$

	9M06	9M07	9M06	9M07	Chg %

Operating Revenues	166	150	84,702	76,602	(9.6%)
Operating Costs	(109)	(78)	(55,713)	(39,711)	28.7%
Operating Margin	57	72	28,990	36,891	27.3%
Selling and Administrative Expenses	(2)	(2)	(810)	(1,119)	(38.1%)

Operating Income	55	70	28,179	35,772	26.9%

Additional Information

Table 23

Fortaleza	9M06	9M07	Var 06-07	Chg %

GWh Produced	220	14	(206)	(93,5%)
GWh Sold	2.016	2.018	2	0,1%
Market Share	0,8%	0,7%	-	-

Pg. 39

PRESS RELEASE Nine Months 2007 – Breakdown by country

Fortaleza Financial Debt Maturity (with third party)
US$ 118 million

TRANSMISSION

CIEN

The company registered a positive Operating Income of Ch$ 6,986 million, a much better result than the losses of Ch$ 8,325 million as of same period last year, explained by higher physical sales by 9.9%, reaching 5,218 GWh.

It is important to remind that Cien is restructuring its business in order to reduce its dependency on the energy supply in both countries. The company is renegotiating its supply contracts, as well as searching for an adequate compensation for its international transmission capacity.

Operating Income

Table 24

	Million US$		Million Ch$

	9M06	9M07	9M06	9M07	Chg %

Operating Revenues	211	450	107,938	230,001	113.1%
Operating Costs	(220)	(430)	(112,595)	(219,676)	(295.1%)
Operating Margin	(9)	20	(4,657)	10,324	321.7%
Selling and Administrative Expenses	(7)	(7)	(3,668)	(3,339)	9.0%

Operating Income	(16)	14	(8,325)	6,986	N/A

Additional Information

Table 25

CIEN	9M06	9M07	Var 06-07	Chg %

GWh Sold	4.747	5.218	471	9,9%
Market Share	N.A.	N.A.	-	-

Pg. 40

PRESS RELEASE Nine Months 2007 - Breakdown by country

Cien Financial Debt Maturity (with third party)
US$ 350 million

DISTRIBUTION

AMPLA

Our subsidiary recorded an improvement of 20.4% in Operating Income, reaching Ch$ 97,276 million, due to higher energy demand, which boosted physical sales by 3.6% reaching 6,661 GWh, and also explained by better margins. Energy losses improved from 22% down to 21.7%, confirming the efforts made in reducing this item. Our client base grew by 87 thousand clients.

   Operating Income

Table 26

	Million US$		Million Ch$

	9M 06	9M 07	9M 06	9M 07	Chg %

Revenues from Sales	813	767	415,484	392,355	(5.6%)
Other Operating Revenues	14	17	7,291	8,884	21.9%
Operating Revenues	827	785	422,777	401,239	(5.1%)
Energy Purchases	(378)	(385)	(193,306)	(196,690)	(1.8%)
Other Operating Cost	(264)	(163)	(134,928)	(83,437)	38.2%
Operating Costs	(642)	(548)	(328,234)	(280,127)	14.7%
Selling and Administrative Expenses	(27)	(47)	(13,752)	(23,836)	(73.3%)

Operating Income	158	190	80,791	97,276	20.4%

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

   Additional Information

Table 27

Ampla	9M06	9M07	Var 06-07	Chg %

Customers (Th)	2,292	2,379	87	3.8%
GWh Sold	6,428	6,661	234	3.6%
Clients/Employee	1,612	1,699	87	5.4%
Energy Losses % (9M)	22.0%	21.7%	-	(1.3%)

Ampla Financial Debt Maturity (with third party) US$ 777 million

Pg. 41

PRESS RELEASE Nine Months 2007 - Breakdown by country

COELCE

The company reduced its Operating Income reaching Ch$ 58,139 million, as consequence of an allowance for uncollectible accounts of Ch$ 13,298 million, partially offset by higher physical sales, which increased 6.1% reaching 5,272 GWh, and also due to better margins. Energy losses maintained in 12.6% . The client base grew by 139 thousand clients achieving a 5.5% increase.

Operating Income

Table 28

	Million US$		Million Ch$

	9M 06	9M 07	9M 06	9M 07	Chg %

Revenues from Sales	637	613	325,700	313,354	(3.8%)
Other Operating Revenues	14	25	6,984	12,904	84.8%
Operating Revenues	651	638	332,683	326,257	(1.9%)
Energy Purchases	(292)	(312)	(149,066)	(159,518)	(7.0%)
Other Operating Cost	(157)	(138)	(80,085)	(70,636)	11.8%
Operating Costs	(448)	(450)	(229,151)	(230,153)	(0.4%)
Selling and Administrative Expenses	(57)	(74)	(28,976)	(37,965)	(31.0%)

Operating Income	146	114	74,556	58,139	(22.0%)

* Please take note that these figures could differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	9M06	9M07	Var 06-07	Chg %

Customers (Th)	2,512	2,651	139	5.5%
GWh Sold	4,968	5,272	304	6.1%
Clients/Employee	1,913	2,044	131	6.8%
Energy Losses % (9M)	12.6%	12.6%	-	0.1%

Coelce Financial Debt Maturity (with third party) US$ 338 million

Pg. 42

PRESS RELEASE Nine Months 2007 - Breakdown by country

CHILE

GENERATION

ENDESA CHILE

   Consolidated Income Statement

Table 30

	Million US$		Million Ch$

	9M 06	9M 07	9M 06	9M 07	Chg %

Operating Revenues	2,039	2,451	1,042,438	1,253,200	20.2%
Operating Costs	(1,214)	(1,652)	(620,394)	(844,508)	(36.1%)
Selling and Administrative Expenses	(58)	(55)	(29,648)	(28,357)	4.4%

Operating Income	768	744	392,396	380,335	(3.1%)

Interest Income	23	28	11,629	14,393	23.8%
Interest Expenses	(268)	(264)	(137,146)	(134,806)	1.7%
Net Financial Income (Expenses)	(246)	(236)	(125,518)	(120,413)	4.1%
Equity Gains from Related Company	61	61	31,372	31,276	(0.3%)
Equity Losses from Related Company	(0)	(11)	(180)	(5,571)	-
Net Income from Related Companies	61	50	31,192	25,704	(17.6%)
Other Non Operating Income	78	25	39,714	12,567	(68.4%)
Other Non Operating Expenses	(45)	(151)	(23,083)	(76,988)	-
Net other Non Operating Income (Expenses)	33	(126)	16,631	(64,421)	-
Price Level Restatement	4	7	1,874	3,336	78.0%
Foreign Exchange Effect	5	27	2,592	13,650	-
Net of Monetary Exposure	9	33	4,466	16,987	-
Positive Goodwill Amortization	(1)	(1)	(746)	(646)	13.5%

Non Operating Income	(145)	(279)	(73,974)	(142,789)	(93.0%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	623	465	318,422	237,547	(25.4%)
Extraordinary Items	-	-	-	-	-
Income Tax	(229)	(140)	(116,986)	(71,460)	38.9%
Minority Interest	(111)	(90)	(56,994)	(46,202)	18.9%
Negative Goodwill Amortization	10	7	5,217	3,359	(35.6%)

NET INCOME	293	241	149,661	123,242	(17.7%)

   Chilean Operations

Operating Income for Chilean operations decreased 11.7%, reaching Ch$ 199,377 million, due to 7.4% of lower physical sales. Energy production reached 13,992 GWh, 4.8% lower than the same period as of 2006 explained by lower hydrological reserves in the Endesa Chile’s reservoirs.

Endesa’s commercial policy has mitigated the hydrological risk which, in addition to the efficiency of its facilities, has allowed Endesa Chile to become a net seller in the spot market. Additionally, operating cost grew by 29.1% mainly due to an increase of Ch$ 160,561 million in fuel costs associated to thermal generation.

Pg. 43

PRESS RELEASE Nine Months 2007 - Breakdown by country

Additional Information

Table 31

Chilean Companies	9M06	9M07	Var 06-07	Chg %

GWh Produced	14.693	13.992	(701)	(4,8%)
GWh Sold	15.420	14.286	(1.134)	(7,4%)
Market Share	41,3%	36,2%	-	(12,3%)

Endesa-Chile Parent Company Financial Debt Maturity (with third party)
US$ 2,534 million

DISTRIBUTION

It is important to mention that in the year 2006, Chilectra participated in the first auction for 4.500 GWh at an average price of US$ 54 MWh. This auction was for a period of 11 years, starting the year 2010.

Currently, Chilectra is facing its second auction process for 3 blocks of 2,500 GWh each. Terms of the auction comprise maturity periods of 11, 13 and 15 years respectively, starting from 2011.

CHILECTRA

Operating Income decreased 6.6%, explained by higher Operating Costs as a consequence of higher generation prices, as well as growing electricity demand. Physical sales increased 5% and customers rose to 1.47 million clients. Energy losses reached 6.0%, which continue to be mostly technical.

Pg. 44

PRESS RELEASE Nine Months 2007 - Breakdown by country

   Income Statement

Table 32

	Million US$		Million Ch$

	9M 06	9M 07	9M 06	9M 07	Chg %

Revenues from Sales	942	1,027	481,515	525,042	9.0%
Other Operating Revenues	72	88	36,832	44,988	22.1%
Operating Revenues	1,014	1,115	518,347	570,029	10.0%
Energy Purchases	(652)	(765)	(333,577)	(391,070)	(17.2%)
Other Operating Cost	(94)	(103)	(48,245)	(52,770)	(9.4%)
Operating Costs	(747)	(868)	(381,822)	(443,840)	(16.2%)
Selling and Administrative Expenses	(74)	(66)	(37,697)	(33,852)	10.2%

Operating Income	193	181	98,828	92,337	(6.6%)

Interest Income	7	8	3,469	4,019	15.8%
Interest Expenses	(40)	(38)	(20,206)	(19,207)	4.9%
Net Financial Income (Expenses)	(33)	(30)	(16,737)	(15,189)	9.2%
Equity Gains from Related Company	42	34	21,440	17,618	(17.8%)
Equity Losses from Related Company	(12)	(0)	(6,054)	(187)	96.9%
Net Income from Related Companies	30	34	15,387	17,431	13.3%
Other Non Operating Income	9	25	4,480	12,757	184.7%
Other Non Operating Expenses	(7)	(12)	(3,554)	(6,219)	(75.0%)
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	2	13	926	6,538	-
Price Level Restatement	(0)	0	(177)	224	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	(0)	0	(177)	224	-
Positive Goodwill Amortization	(1)	(1)	(470)	(442)	6.0%

Non Operating Income	(2)	17	(1,071)	8,562	-

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	191	197	97,757	100,899	3.2%
Extraordinary Items	-	-	-	-
Income Tax	240	(22)	122,908	(11,336)	(109.2%)
Minority Interest	1	(9)	552	(4,377)	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	433	167	221,217	85,186	(61.5%)

   Additional Information

Table 33

Chilectra	9M06	9M07	Var 06-07	Chg %

Customers (Th)	1,429	1,471	42	3.0%
GWh Sold	9,235	9,695	460	5.0%
Clients/Employee	2,077	2,026	-52	(2.5%)
Energy Losses % (9M)	5.5%	6.0%	-	8.8%

Chilectra Financial Debt Maturity (with third party)
US$ 0 million

Pg. 45

PRESS RELEASE Nine Months 2007 - Breakdown by country

COLOMBIA

GENERATION

It is important to mention than, as of September 1, 2007, the merger process between Emgesa and Betania was completed, and the resulting company was named Emgesa.

EMGESA

The contribution to Enersis´ consolidated operating result reached Ch$ 117,778 showing an increase by Ch$ 23,088 million. Mainly explained by higher average prices and physical sales. Operating costs increased by Ch$ 12,135 or 10.9% explained by upper energy purchases and less electricity production, due to a lower hydrology.

   Operating Income

Table 34

	Million US$		Million Ch$

	9M 06	9M 07	9M 06	9M 07	Chg %

Operating Revenues	410	479	209.573	245.035	16,9%
Operating Costs	(218)	(242)	(111.448)	(123.583)	(10,9%)
Operating Margin	192	238	98.125	121.452	23,8%
Selling and Administrative Expenses	(7)	(7)	(3.434)	(3.673)	(7,0%)

Operating Income	185	230	94.690	117.778	24,4%

Since September 1, 2007, Betania is merge with Emgesa.
* Please take note that these figures could differ from those accounted under Colombian GAAP.

   Additional Information

Table 35

Emgesa	9M06	9M07	Var 06-07	Chg %

GWh Produced	9.577	8.778	-799	11,9%
GWh Sold	11.530	11.676	146	27,4%
Market Share	22,0%	21,7%	-	(1,7%)

Emgesa Financial Debt Maturity (with third party)
US$ 731 million

Pg. 46

PRESS RELEASE Nine Months 2007 - Breakdown by country

DISTRIBUTION

CODENSA

Our subsidiary registered a 5.8% increase in Operating Income basically associated to a 7% increase in physical sales, reaching 8,474 GWh as consequence of higher demand. Additionally, the company registered 71 thousand new customers. In addition, energy losses decreased almost 1%. This was partially offset by a decrease in sales margin.

   Operating Income

Table 36

	Million US$		Million Ch$

	9M 06	9M 07	9M 06	9M 07	Chg %

Revenues from Sales	509	561	260,010	286,782	10.3%
Other Operating Revenues	175	205	89,543	104,784	17.0%
Operating Revenues	684	766	349,552	391,567	12.0%
Energy Purchases	(287)	(336)	(146,590)	(171,891)	(17.3%)
Other Operating Cost	(160)	(178)	(81,886)	(90,878)	(11.0%)
Operating Costs	(447)	(514)	(228,475)	(262,769)	(15.0%)
Selling and Administrative Expenses	(21)	(24)	(10,912)	(12,267)	(12.4%)

Operating Income	215	228	110,165	116,531	5.8%

* Please take note that these figures could differ from those accounted under Colombian GAAP.

   Additional Information

Table 37

Codensa	9M06	9M07	Var 06-07	Chg %

Customers (Th)	2,122	2,193	71	3.3%
GWh Sold	7,917	8,474	558	7.0%
Clients/Employee	2,292	2,321	29	1.3%
Energy Losses % (9M)	9.0%	8.8%	-	(2.7%)

Codensa Financial Debt Maturity (with third party)
US$ 595 million

Pg. 47

PRESS RELEASE Nine Months 2007 - Breakdown by country

PERU

GENERATION

EDEGEL

Our subsidiary reported a decrease in 7.3% in its operating result, reaching Ch$ 37,861 million. Electricity sales increased 22.5%, reaching 5,937 GWh due to growing electricity demand in the market. The higher sales were compensated by lower average sale prices, which reduced by 17%. Energy production increased 18.8%, reaching 5,749 GWh and operating costs increased by 7.6%, reaching Ch$ 83,187 million.

   Operating Income

Table 38

	Million US$		Million Ch$

	9M 06	9M 07	9M 06	9M 07	Chg %

Operating Revenues	247	252	126,239	128,756	2.0%
Operating Costs	(151)	(163)	(77,290)	(83,187)	(7.6%)
Operating Margin	96	89	48,948	45,569	(6.9%)
Selling and Administrative Expenses	(16)	(15)	(8,106)	(7,708)	4.9%

Operating Income	80	74	40,843	37,861	(7.3%)

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

   Additional Information

Table 39

Edegel	9M06	9M07	Var 06-07	Chg %

GWh Produced	4.837	5.749	912	18,9%
GWh Sold	4.847	5.937	1.090	22,5%
Market Share	29,5%	32,7%	-	10,6%

Edegel Financial Debt Maturity (with third party)
US$ 463 million

Pg. 48

PRESS RELEASE Nine Months 2007 - Breakdown by country

DISTRIBUTION

EDELNOR

The company increased by 9.6% its operating income, reaching Ch$ 32,289 million, explained by higher energy demand and better sales margin. Higher demand increased physical sales by 7.3%, reaching 3,868 GWh as of September 2007. The number of clients increased in 37 thousand new customers. Energy losses decreased 0.1%, closing in 8.2% .

   Operating Income

Table 40

	Million US$		Million Ch$

	9M 06	9M 07	9M 06	9M 07	Chg %

Revenues from Sales	313	294	160,263	150,552	(6.1%)
Other Operating Revenues	13	22	6,854	11,195	63.4%
Operating Revenues	327	316	167,116	161,747	(3.2%)
Energy Purchases	(200)	(178)	(102,016)	(90,907)	10.9%
Other Operating Cost	(40)	(46)	(20,255)	(23,702)	(17.0%)
Operating Costs	(239)	(224)	(122,271)	(114,608)	6.3%
Selling and Administrative Expenses	(30)	(29)	(15,385)	(14,850)	3.5%

Operating Income	58	63	29,460	32,289	9.6%

* Please take note that these figures could differ from those accounted under Peruvian GAAP.

   Additional Information

Table 41

Edelnor	9M06	9M07	Var 06-07	Chg %

Customers (Th)	942	980	37	4.0%
GWh Sold	3,605	3,868	263	7.4%
Clients/Employee	1,728	1,798	70	4.1%
Energy Losses % (9M)	8.3%	8.2%	-	(1.8%)

Edelnor Financial Debt Maturity (with third party)
US$ 239 million

Pg. 49

PRESS RELEASE Nine Months 2007 - Partially Consolidated Income Statement

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company Nine Months 2007 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 42

3Q 06	3Q 07	Var %	(in million Ch$ of 9M07)	9M 06	9M 07	Var %

877	847	(3.4%)	Gross Operating Margin	2,663	2,588	(2.8%)
(4,365)	(4,098)	6.1%	S&A Expenses	(13,285)	(13,591)	(2.3%)

(3,488)	(3,251)	6.8%	Operating Income	(10,622)	(11,002)	(3.6%)

10,588	35,467	235.0%	Endesa	89,768	73,922	(17.7%)
48,885	23,906	(51.1%)	Chilectra	204,889	67,142	(67.2%)
(12,178)	(4,253)	(65.1%)	Edesur	(11,524)	5,373	(146.6%)
1,731	(57)	(103.3%)	Edelnor	2,358	4,564	93.6%
2,921	2,125	(27.3%)	Ampla	9,410	826	(91.2%)
-	-	N/A	Coelce	-	-	N/A
3,664	7,686	109.8%	Codensa	15,066	9,256	(38.6%)
1,342	1,020	(24.0%)	CAM LTDA	2,957	3,761	27.2%
850	3,627	326.8%	Inm Manso de Velasco	2,675	6,464	141.6%
(1,077)	170	115.8%	Synapsis	3	43	1590.1%
5,788	9,973	72.3%	Endesa Brasil	20,463	22,052	7.8%
-	-	N/A	CGTF	-	-	N/A
(1,775)	-	N/A	Other	(1,775)	-	(100.0%)

60,739	79,665	31.2%	Net Income from Related Companies	334,290	193,404	(42.1%)

9,400	10,658	13.4%	Interest Income	33,294	27,553	(17.2%)
(14,523)	(13,231)	8.9%	Interest Expense	(46,868)	(40,463)	13.7%
(5,123)	(2,573)	49.8%	Net Financial Income (Expenses)	(13,573)	(12,909)	4.9%
1,314	4,475	240.5%	Other Non Operating Income	5,009	8,530	70.3%
(7,112)	(403)	94.3%	Other Non Operating Expenses	(8,913)	(472)	94.7%
(5,798)	4,072	(170.2%)	Net other Non Operating Income (Expenses)	(3,904)	8,058	(306.4%)
(1,624)	(5,615)	(245.7%)	Price Level Restatement	(2,117)	(6,220)	(193.8%)
(2,493)	(7,583)	204.2%	Foreign Exchange Effect	4,856	(10,254)	(311.2%)
(4,118)	(13,199)	220.5%	Net Monetary Exposure	2,739	(16,474)	(701.4%)
(14,270)	(14,240)	0.2%	Positive Goodwill Amortization	(42,859)	(42,818)	0.1%

31,430	53,725	(70.9%)	Non Operating Income	276,693	129,261	(53.3%)

27,942	50,474	(80.6%)	Net Income before (1), (2) & (3)	266,071	118,259	(55.6%)
(4,744)	6,388	(234.7%)	Income Tax (1)	(11,152)	727	(106.5%)
10	9	(10.1%)	Negative Goodwill Amortization (2)	32	30	(5.3%)
-	-	N/A	Minority Interest (3)	-	-	N/A

23,209	56,871	(145.0%)	NET INCOME	254,950	119,016	(53.3%)

0.71	1.74		EPS (Ch$)	7.81	3.65
0.07	0.17		EPADS (US$)	0.76	0.36
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 50

PRESS RELEASE Nine Months 2007 - Partially Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 42.1

3Q 06	3Q 07	Var %	(in thousand US$ of 9M07)	9M 06	9M 07	Var %

1,715	1,657	(3.4%)	Gross Operating Margin	5,208	5,063	(2.8%)
(8,538)	(8,016)	6.1%	S&A Expenses	(25,986)	(26,584)	(2.3%)

(6,822)	(6,359)	6.8%	Operating Income	(20,777)	(21,521)	(3.6%)

20,711	69,376	235.0%	Endesa	175,592	144,596	(17.7%)
95,623	46,762	(51.1%)	Chilectra	400,777	131,335	(67.2%)
(23,821)	(8,318)	(65.1%)	Edesur	(22,543)	10,509	(146.6%)
3,386	(111)	(103.3%)	Edelnor	4,613	8,928	93.6%
5,714	4,157	(27.3%)	Ampla	18,407	1,615	(91.2%)
-	-	N/A	Coelce	-	-	N/A
7,167	15,035	109.8%	Codensa	29,471	18,106	(38.6%)
2,625	1,996	(24.0%)	CAM LTDA	5,784	7,356	27.2%
1,662	7,094	326.8%	Inm Manso de Velasco	5,233	12,645	141.6%
(2,107)	332	115.8%	Synapsis	5	85	1590.1%
11,322	19,507	72.3%	Endesa Brasil	40,027	43,136	7.8%
-	-	N/A	CGTF	-	-	N/A
(3,472)	-	N/A	Others	(3,472)	-	(100.0%)

118,809	155,830	31.2%	Net Income from Related Companies	653,893	378,311	(42.1%)

18,388	20,848	13.4%	Interest Income	65,126	53,896	(17.2%)
(28,409)	(25,881)	8.9%	Interest Expense	(91,677)	(79,148)	13.7%
(10,021)	(5,033)	49.8%	Net Financial Income (Expenses)	(26,551)	(25,252)	4.9%
2,571	8,754	240.5%	Other Non Operating Income	9,799	16,685	70.3%
(13,912)	(789)	94.3%	Other Non Operating Expenses	(17,434)	(923)	94.7%
(11,341)	7,965	(170.2%)	Net other Non Operating Income (Expenses)	(7,636)	15,762	(306.4%)
(3,177)	(10,984)	(245.7%)	Price Level Restatement	(4,140)	(12,166)	(193.8%)
(4,877)	(14,834)	204.2%	Foreign Exchange Effect	9,499	(20,058)	(311.2%)
(8,054)	(25,817)	220.5%	Net Monetary Exposure	5,359	(32,224)	(701.4%)
(27,913)	(27,855)	0.2%	Positive Goodwill Amortization	(83,836)	(83,754)	0.1%

61,480	105,089	(70.9%)	Non Operating Income	541,230	252,843	(53.3%)

54,657	98,730	(80.6%)	Net Income before (1), (2) & (3)	520,452	231,322	(55.6%)
(9,279)	12,495	(234.7%)	Income Tax (1)	(21,814)	1,423	(106.5%)
20	18	(10.1%)	Negative Goodwill Amortization (2)	62	59	(5.3%)
-	-	N/A	Minority Interest (3)	-	-	N/A

45,398	111,243	(145.0%)	NET INCOME	498,700	232,803	(53.3%)

0.71	1.74		EPS (Ch$)	7.81	3.65
0.07	0.17		EPADS (US$)	0.76	0.36
32,651,166	32,651,166		Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 51

PRESS RELEASE Nine Months 2007

OWNERSHIP OF THE COMPANY AS OF SEPTEMBER 30, 2007

TOTAL SHAREHOLDERS: 8,515

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Wednesday, October 31st , 2007, at 11:00 AM EST (Eastern Standard Time) (12:00 PM Chilean time). To participate, please dial +1 (617) 213-4870 or +1 (888) 713-4218 (toll free USA), approximately 10 minutes prior to the scheduled start time, Pass code ID: 97071826.

The phone replay will be available between October 31st, 2007, and November 7 th, 2007, dialing 1+ (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Pass code ID: 83276396.

For this Conference Call you can access before to the pre-registration site at https://www.theconferencingservice.com/prereg/key.process?key=PX7YPVJL6 and make your registration quicker.

Pg. 52

PRESS RELEASE Nine Months 2007 - Contact Information

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Ignacio González	Denisse Labarca	Doris Saba	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
ijgr@e.enersis.cl	dla@e.enersis.cl	dsb@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4552	56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4447

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 53

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: November 07, 2007